

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 9, 2008

Mr. Thomas L. Schilling
Chief Financial Officer
USA Mobility, Inc.
6677 Richmond Highway
Alexandria, VA 22306

      **RE: USA Mobility, Inc.
           Form 10-K for the Year ended December 31, 2007
           Filed March 13, 2008
           File No. 001-32358**

Dear Mr. Schilling:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director